Dejour Bolsters Board of Directors at 2009 Annual General Meeting

Renews Shareholder Rights Plan, Adopts new Stock Option Plan and Augments Capital Structure

Vancouver Canada, December 22, 2009 -- Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ) is pleased to announce the election of Mr. Stephen R. Mut, M.Sc. Environmental Eng. and Mr. Darren Devine, LLB as new members of the Dejour Board of Directors. Re-elected at the AGM are Mr. Harrison Blacker M.Sc. M.Eng., Mr. Craig Sturrock LLM QC, Mr. Richard Patricio LLB, Mr. H. Robert Holmes and Mr. Robert L. Hodgkinson.

Mr. Mut will also serve as Co-Chair of the Board of Directors.  Steve has been a Special Assistant to the CEO and COO for the past 7 months.  He brings to the company extensive experience.  Most recently he served as CEO of the Shell Unconventional Resources unit of Shell Exploration and Production Company. Before retiring from Shell in mid 2009, Mr. Mut led the team responsible for research and  development of a new enhanced oil recovery method in northwestern Colorado’s oil shale resources known as The Mahogany Research Project, field-testing the technical and environmental viability of Shell's in situ (in ground) process.

Prior to joining Shell in 2000, Mr. Mut dedicated much of his career to operational and new business venture activities in the oil and gas, refining and marketing, chemical and mining sectors at ARCO (Atlantic Richfield Company). There, he served in various internationally based executive roles in both upstream and downstream businesses. His global expertise has contributed to industry successes in Europe, South America, the Asia Pacific, and the United States.

 "I worked closely with Steve for many years at Arco and I know him to be a top notch executive with strong technical, business and organizational skills.  I was extremely pleased when he joined Dejour in the role of Special Advisor and I look forward to him taking a larger role in the leadership of Dejour as we work to meet some very important milestones for the company in 2010” comments President and COO Hal Blacker.

Dejour also welcomes Mr. Darren Devine as an independent member of the Board. Mr. Devine, principal of Chelmer Consulting Corp., specializes in corporate finance advisory services to private and public companies. Mr. Devine a qualified Barrister and Solicitor in British Columbia, England and Wales practiced exclusively in the areas of Corporate Finance and Securities Law with a focus on cross-border listings. Prior to founding Chelmer Consulting Corp. and since 2005, Mr. Devine practiced law with the firm of Du Moulin Black LLP, in Vancouver.

"Darren brings energy, focus and clarity of opinion in addition to an extensive contact base to the Dejour team. We expect him to be a highly contributory and motivated member of the board", comments Bob Hodgkinson CEO and Co- Chair.

Summary of Significant Resolutions Carried at the Meeting

1) Shareholders Rights Plan
Shareholders approved the continuation of Dejour’s existing Shareholders Rights Plan and extension of the rights granted thereunder for a further three years. The Board sought renewal of the Shareholders Rights Plan at this year’s meeting to ensure, to the extent possible, that all shareholders of the Corporation are treated equally and fairly in connection with any take-over bid or similar offer for all or a portion of the outstanding common shares of the Corporation.

2) Stock Option Plan
Shareholders approved and ratified, subject to regulatory approval, a new incentive stock option plan, to replace Dejour’s existing stock option plan, pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Corporation and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Corporation’s issued and outstanding shares being reserved to any one person on a yearly basis.

3) Augmented Capital Structure
Shareholders approved an ordinary resolution to create a new class and series of preferred shares. When issued, the Preferred Shares, including the Series 1 Preferred Shares, as a class will rank in priority to the Common Shares with respect to the payment of dividends and any return on capital in the event of the liquidation, dissolution or winding up of the Corporation. Management believes that having Preferred Shares, including Series 1 Preferred Shares, available for issue will permit the Corporation to respond quickly to financing and acquisition opportunities.

About Dejour
Dejour Enterprises Ltd. is a high growth oil and natural gas company operating multiple  exploration and production projects in Colorado's Piceance/Uinta Basins (127,000 net acres) and British Columbia's Peace River Arch region (18,000 net acres).

Dejour, headquartered in Vancouver, Canada, maintains operations offices in Denver, Colorado and Calgary, Canada. The company is publicly traded on the New York Stock Exchange- Amex (NYSE- Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co- Chairman & CEO
DEJOUR ENTERPRISES LTD.
598 – 999 Canada Place,
Vancouver, BC Canada V6C 3E1
Phone: 604.638.5050  Facsimile: 604.638.5051
Email: investor@dejour.com